FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Second Quarter Results for 2008

Calgary, Alberta – August 13, 2008 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software products, today reported its second quarter financial results for 2008. Revenues for the three months ended June 30, 2008 were $608,000 as compared to $737,000 for the same period in FY2007. The net loss for the quarter, computed in accordance with US generally accepted accounting principles, was $(292,000) or $(0.03) per share as compared to a net loss of $(142,000) or $(0.02) per share for the same period in FY2007.

Consolidated revenues for the six months ended June 30, 2008 were $980,000 compared to $1,273,000 for the same period in FY2007. Net loss for the six months was $(864,000) or $(0.09) per share as compared to $(523,000) or $(0.06) per share in FY2007.

Subsequent to the quarter-end, the Company closed a private placement for $1,925,000, of which $1,750,000 had been received before the quarter-end and is included in cash and cash equivalents at June 30, 2008.

The Company used some of these funds to reach an agreement with MachineWorks Northwest, a premier developer of mobile platform games, to acquire its acclaimed Ripp3D graphics engine for $3.1 million. The engine currently earns the majority of its royalty revenues from the mobile game, Guitar Hero Mobile which is available on the Verizon network. Later this year, it will be used on several new titles under development for the iPhone platform. As part of this agreement, QSound also has acquired an option to purchase the MachineWorks Northwest mobile gaming business, exercisable until January 31, 2009.

In April, the Company submitted a plan to The Nasdaq Stock Market outlining how it intends to specifically achieve and sustain compliance with the Nasdaq Capital Market listing requirements following receipt of a Nasdaq Staff deficiency letter, as previously reported. With the transactions as noted above, the Company now believes it has regained compliance for continued listing on the Nasdaq Capital Market. The Nasdaq Hearings Panel will review the recent transactions entered into by the Company and will make a determination regarding continued listing. The Panel has sole discretion in this matter and there can be no guarantee that the Company will succeed in its application for continued listing.

The Company reported a working capital surplus of $2,634,000 as at June 30, 2008 of which cash comprised $2,023,000.

“The Company continues to focus on the mobile device market,” stated David Gallagher, President and CEO of QSound Labs. “Our recent license agreement with Modiotek for mQFX represents the next stage in establishing microQ as the audio engine of choice for mobile devices. Mobile phone manufacturers are now requiring music enhancement features on more of their product lines which has increased the opportunities for mQFX. This should complement our existing revenue stream which to date, has been derived primarily from the mQSynth component of microQ. The partnerships announced earlier in the year with Symbian and CSR will complement the mQFX marketing activities.”

“The window of opportunity for the third component of microQ, mQ3D, our 3D audio engine for gaming, is beginning to open. The recent launch of the App Store by Apple in conjunction with the iPhone/iPod Touch has provided evidence to the industry that mobile gaming is now a business. This coupled with the Company’s plans to showcase mQ3D with its newly acquired 3D graphics engine, Ripp3D, on upcoming titles for the iPhone, should set the standard for 3D gaming on mobile devices,” added Gallagher.

About microQ

microQ is a compact, modular and highly efficient software digital audio engine enabling polyphonic ringtones (mQSynth), 3D game sound (mQ3D Positional) and enhanced music playback with multiple effects (mQFX) for mobile devices. This world-leading mobile audio technology represents the culmination of over 20 years of PC host and DSP audio software development by QSound Labs, Inc.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The Company has developed numerous innovative, proprietary audio solutions based on extensive research into human auditory perception. These technologies include virtual surround sound, 3D positional audio, stereo enhancement and MIDI Synthesis for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich, immersive 3D audio environments allowing consumers to enjoy stereo surround sound from headphones or from two, four and up to 7.1 speaker systems. The Company’s customer and partner roster includes Aricent, ARM, Broadcom, CSR, LG, MiTAC, Panasonic, Pantech, Qualcomm, Samsung, Sony Vaio, STMicroelectronics, Telechips and Toshiba among others. QSound Labs supports its semiconductor, software and OEM partners globally with offices in Canada, China, Japan, Korea and USA. To hear 3D audio demos and learn more about QSound, visit our web site at www.qsound.com.

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, use of Ripp3D on mobile games including titles for the iPhone platform, increased use of mQFX and mQ3D in mobile devices resulting in increased revenue streams, plans for use of mQ3D  in iPhone games, and expected achievement of compliance for continued listing on the Nasdaq Capital Market.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued and new revenues from use of Ripp3D in mobile game titles, acceptance of mQFX and mQ3D by major mobile device platform manufacturers, achievement of plans to use mQ3D on iPhone games, ability to sustain Nasdaq listing requirements, successful distribution of QSound-enabled products by licensees, loss of relationships with companies that do business with QSound, ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets As at June 30, 2008 and December 31, 2007 (unaudited) (Expressed in United States dollars under United States GAAP)
	June 30, 2008	December 31, 2007
ASSETS
Current assets
Cash and cash equivalents	$2,022,744	$1,232,255
Accounts receivable (net)	794,066	506,648
Note receivable	25,037	27,400
Inventory	5,131	12,217
Deposits and prepaid expenses	183,544	188,568
	3,030,522	1,967,088

Property and equipment	233,489	258,414
Deferred development costs	165,799	194,915
Intangible assets	61,539	70,260
	$3,491,349	$2,490,677

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$253,728	$262,718
Deferred revenue	142,780	22,820
	396,508	285,538

Liability for pension benefit	4,119	5,079
Convertible notes	156,358	118,220

Shareholders' equity
Share capital	47,689,769	47,675,739
Subscription receipts	1,750,000	-
Warrants	1,027,114	1,027,114
Contributed surplus	2,922,374	2,959,339
Deficit	(50,343,527)	(49,479,722)
Accumulated other comprehensive loss	(111,366)	(100,630)
	2,934,364	2,081,840

	$3,491,349	$2,490,677

Consolidated

Statements of Operations, Comprehensive Loss and Deficit

(unaudited)

(Expressed in United States dollars under United States GAAP)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
REVENUE
Royalties, licenses and engineering fees	$608,466	$736,659	$979,544	$1,272,868
Product sales	53,377	59,371	105,707	129,522
	661,843	796,030	1,085,251	1,402,390
Cost of product sales	17,340	29,455	34,365	56,170
	644,503	766,575	1,050,886	1,346,220

EXPENSES:
Marketing	221,895	335,071	509,931	733,828
Operations	69,677	33,679	134,785	66,905
Product engineering	259,185	167,411	496,443	347,999
Administration	307,720	301,560	616,123	582,265
Foreign exchange loss	(654)	(630)	1,292	191
Amortization	42,228	50,759	83,787	100,516
	900,051	887,850	1,842,361	1,831,704

Loss before other items	(255,548)	(121,275)	(791,475)	(485,484)

OTHER ITEMS:
Interest income	3,506	20,556	10,462	43,644
Interest on convertible notes	(13,004)	(20,569)	(31,079)	(40,911)
Accretion expense	(19,068)	(8,306)	(38,137)	(16,521)
Gain on sale of capital assets	–	586	–	586
	(28,566)	(7,733)	(58,754)	(13,202)

Loss before taxes	(284,114)	(129,008)	(850,229)	(498,686)
Foreign withholding tax	(7,587)	(13,269)	(13,576)	(24,536)
Net loss and comprehensive loss for the period	(291,701)	(142,277)	(863,805)	(523,222)

Deficit, beginning of period	(50,051,826)	(48,597,825)	(49,479,722)	(48,216,880)
Deficit, end of period	$(50,343,527)	$(48,740,102)	$(50,343,527)	$(48,740,102)

Loss per common share (basic and diluted)	$(0.03)	$(0.02)	$(0.09)	$(0.06)

Consolidated

Statements of Cash Flows

(unaudited)

(Expressed in United States dollars under United States GAAP)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Cash provided by (used in):

OPERATIONS
Loss for the period	$(291,701)	$(142,277)	$(863,805)	$(523,222)

Items not requiring (providing) cash:
Amortization	42,228	50,759	83,787	100,516
Stock based compensation	(49,947)	68,287	(22,935)	169,496
Accretion expense	19,068	8,306	38,137	16,521
Employee future benefits	5,833	–	(11,695)	–
Gain on sale of capital assets	–	(586)	–	(586)
Other	(290)	(349)	(637)	(1,367)
Changes in non-cash working capital balances	(392,894)	5,156	(164,338)	(366,270)
	(667,703)	(10,704)	(941,486)	(604,912)

FINANCING
Issuance of common shares (net)	–	24,555	–	96,855
Subscription receipts	1,750,000	–	1,750,000	–
	1,750,000	24,555	1,750,000	96,855

INVESTMENTS
Note receivable	–	–	3,000	36,000
Purchase of property and equipment	(5,044)	(2,837)	(13,829)	(9,367)
Purchase of intangible assets	(3,248)	(3,135)	(7,196)	(3,135)
Proceeds on sale of capital assets	–	586	–	586
	(8,292)	(5,386)	(18,025)	24,084

(Decrease) increase in cash and cash equivalents	1,074,005	8,465	790,489	(483,973)
Cash and cash equivalents, beginning of period	948,739	1,824,038	1,232,255	2,316,476

Cash and cash equivalents, end of period	2,022,744	1,832,503	2,022,744	1,832,503